UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 2011

ROSETTA GENOMICS LTD.
 (Exact name of registrant as specified in its charter)

Israel
(State or Other Jurisdiction of Incorporation

10 Plaut Street, Science Park
Rehovot 76706 POB 4059
Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:
☑  Form 20-F         [  ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
[  ] Yes          No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

Rosetta Genomics Ltd.

Rosetta Genomics Ltd. (“Rosetta” or the “Company”) announces that Professor Moshe Many has resigned from the Company’s Board of Directors due to time constraints from other professional commitments.

“On behalf of Rosetta, I would like to thank Professor Many for his tremendous contributions to the company,” said Ken Berlin, President and Chief Executive Officer of Rosetta.”We are extremely grateful to have had the benefit of his wisdom and advice over the years.”

The information contained in this Report is hereby incorporated by reference into the Rosetta Genomics Registration Statements on Form F-3, File Nos. 333-159955, 333-163063, 333-171203 and 333-172655.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: May 9, 2011	By:	/s/ Tami Fishman Jutkowitz
Tami Fishman Jutkowitz General Counsel